Filed by American Realty Capital Global Trust II, Inc.

Commission File No. 000-55624

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: American Realty Capital Global Trust II, Inc.

Commission File No. 000-55624

This filing relates to the proposed merger of American Realty Capital Global Trust II, Inc. (“Global II”) and Global Net Lease, Inc. (“GNL”). The following is a copy of an email communication sent by Global II inviting Global II’s stockholders to join webcast presentations to discuss the proposed merger.

Additional Information About the Proposed Transaction and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, GNL and Global II filed a joint proxy statement/prospectus with the SEC on November 8, 2016. BOTH GNL’S AND GLOBAL II’S STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO), AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors may obtain free copies of the joint proxy statement/prospectus and other relevant documents filed by GNL and Global II with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov.

Copies of the documents filed by GNL with the SEC are also available free of charge on GNL’s website at www.globalnetlease.com and copies of the documents filed by Global II with the SEC are available free of charge on Global II’s website at www.arcglobal2.com.

Please join us for one of our upcoming American Realty Capital Global Trust II, Inc. (“Global II”) webcasts where we will discuss the proposed merger with Global Net Lease, Inc. (“GNL”). The next two in the series of webcasts will be held Thursday, December 8 at 4:00pm Eastern and Thursday, December 15, 2016 at 2:00pm Eastern.

We will discuss information contained in the joint proxy statement/prospectus (Link to Proxy) during these calls.

A Special Meeting of Global II stockholders will be held on December 20, 2016 to approve the merger. Shareholders are being asked to vote their shares at or before the Special Meeting

Scott Bowman, CEO, Global II and GNL, and Timothy Salvemini, CFO, Global II and GNL, will participate in the webcast presentation which is designed specifically to address the proposed merger.

Please see below for webcast details:

Thursday, December 8, 2016 - 4:00pm Eastern

Click here to add this webcast to your calendar

Thursday, December 15, 2016 - 2:00pm Eastern

Click here to add this webcast to your calendar

INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. THESE MATERIALS ARE AVAILABLE FREE OF CHARGE ON THE SEC’S WEBSITE AT WWW.SEC.GOV, AT WWW.GLOBALNETLEASE.COM OR AT WWW.ARCGLOBALTRUST2.COM.

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